Exhibit 5.1

ADVOCATEN • NOTARISSEN • BELASTINGADVISEURS

P.O. Box 7113

1007 JC Amsterdam Strawinskylaan 1999 1077 XV Amsterdam T +31 20 71 71 000 F +31 20 71 71 111	Amsterdam, 18 September 2014

ProQR Therapeutics B.V. (the “Company”) Darwinweg 24 2333 CR Leiden The Netherlands

Ladies and Gentlemen:

SEC Exhibit 5.1 opinion letter

We have acted as your legal counsel as to Netherlands law in connection with (i) the issuance of 7,500,000 ordinary shares in registered form in the Company’s capital with a nominal value of EUR 0.04 each (the “Offer Shares”) and (ii) the potential additional issuance of up to 1,125,000 ordinary shares in registered form in the Company’s capital with a nominal value of EUR 0.04 each (the “Option Shares”) pursuant to an exercise of the option granted by the Company to the underwriters under the Underwriting Agreement (as defined below) (the “Option”). This opinion letter is rendered to you in connection with the offering and listing of the Offer Shares and the Option Shares (if any) on the NASDAQ Global Market pursuant to (i) the registration statement on Form F-1 filed by you with the U.S. Securities and Exchange Commission (the “SEC”) on 17 September 2014 in connection with the registration of certain Offer Shares and certain Option Shares (the “Original Registration Statement”) and (ii) the additional registration statement on Form F-1 filed, or to be filed, by you with the SEC in connection with the registration of additional Offer Shares and additional Option Shares pursuant to Rule 462(b) under the United States Securities Act of 1934 (the “Additional Registration Statement” and, together with the Original Registration Statement, the “Registration Statements”).

This communication is confidential and may be subject to professional privilege. All legal relationships are subject to NautaDutilh N.V.’s general terms and conditions (see www.nautadutilh.com/terms), which apply mutatis mutandis to our relationship with third parties relying on statements of NautaDutilh N.V., include a limitation of liability clause, have been filed with the Rotterdam District Court and will be provided free of charge upon request. NautaDutilh N.V.; corporate seat Rotterdam; trade register no. 24338323.

This opinion letter is addressed solely to you. This opinion letter is strictly limited to the matters stated in it and may not be read as extending by implication to any matters not specifically referred to in it. Nothing in this opinion letter should be taken as expressing an opinion in respect of any representations or warranties, or other information, contained in any document.

In rendering the opinions expressed in this opinion letter, we have exclusively reviewed and relied upon the following documents:

(i)	a pdf copy of the deed of incorporation (akte van oprichting) of the Company, dated 21 February 2012;

(ii)	a pdf copy of the continuous text of the articles of association of the Company as they read after the execution of a deed of amendment to the articles of association of the Company, dated 15 September 2014 (the “Articles of Association”);

(iii)	a draft of the deed of conversion and amendment to the articles of association of the Company with reference 82039122 M 12444334 (the “Deed of Conversion”);

(iv)	pdf copies of the written resolutions of the Company’s management board dated 28 August 2014, 7 September 2014 and 15 September 2014;

(v)	pdf copies of the written resolutions of the Company’s supervisory board dated 28 August 2014, 7 September 2014 and 15 September 2014;

(vi)	a pdf copy of the written resolution of the pricing committee established by the Company’s management board (also including written resolutions of the Company’s management board and the Company’s supervisory board) dated 17 September 2014 (such written resolution, together with the written resolutions referred to under (iv) and (v), the “Written Resolutions”);

(vii)	a pdf copy of the minutes of an extraordinary general meeting of shareholders of the Company, held on 15 September 2014;

(viii)	a pdf copy of the minutes of a meeting of holders of preferred shares in the capital of the Company, held on 15 September 2014 (such minutes, together with the minutes referred to under (vii), the “Minutes”);

(ix)	a draft of the underwriting agreement relating to the offering of the Offer Shares and the Option Shares (if any) with reference number 74770941.10 (the “Underwriting Agreement”);

(x)	a draft deed of issuance relating to the issuance of the Offer Shares with reference number 82039122 M 12596660 (the “Deed of Issue of Offer Shares”);

(xi)	a draft deed of issuance relating to the issuance of the Option Shares with reference number 82039122 M 12747372 (the “Deed of Issue of Option Shares” and together with the Deed of Issue of Offer Shares, the “Deeds of Issue”); and

(xii)	a pdf copy of an extract from the Commercial Register of the Chamber of Commerce (handelsregister van de Kamer van Koophandel) relating to the Company, dated 17 September 2014 (the “Extract”).

This opinion letter sets out our opinion on certain matters of the laws with general applicability of the Netherlands, and, insofar as they are directly applicable in the Netherlands, of the European Union, as at today’s date and as presently interpreted under published authoritative case law of the Netherlands courts, the General Court and the Court of Justice of the European Union. We do not express any opinion on Netherlands or European competition law, regulatory law or tax law. No undertaking is assumed on our part to revise, update or amend this opinion letter in connection with or to notify or inform you of, any developments and/or changes of Netherlands law subsequent to today’s date.

The opinions expressed in this opinion letter are to be construed and interpreted in accordance with Netherlands law. Our willingness to render this opinion letter is based on the condition that you accept and agree that (i) the competent courts at Amsterdam, the Netherlands have exclusive jurisdiction to settle any issues of interpretation or liability arising out of or in connection with this opinion letter, (ii) all matters related to the legal relationship between yourself and NautaDutilh N.V. and all individuals associated with NautaDutilh N.V., including the above submission to jurisdiction, are governed by Netherlands law and the general terms and conditions of NautaDutilh N.V., (iii) any liability arising out of or in connection with this opinion letter shall be limited to the amount which is paid out under the insurance policy of NautaDutilh N.V. in the matter concerned and (iv) no person other than NautaDutilh N.V. may be held liable in connection with this opinion letter.

In this opinion letter, legal concepts are expressed in English terms. The Netherlands legal concepts concerned may not be identical in meaning to the concepts described by the English terms as they exist under the law of other jurisdictions. In the event of a conflict or inconsistency, the relevant expression shall be deemed to refer only to the Netherlands legal concepts described by the English terms.

For the purposes of this opinion letter, we have assumed that:

a.	drafts of documents reviewed by us shall be in conformity with the executed originals, each copy of a document conforms to the original, each original is authentic, and each signature is the genuine signature of the individual purported to have placed that signature;

b.	the Original Registration Statement has been filed with the SEC, and has become effective, in the form referred to in this opinion letter, and the Additional Registration Statement has been or shall be filed with the SEC, and shall become effective, in the form referred to in this opinion letter;

c.	(i) the internal rules of the Company’s management board (conditionally) adopted on 28 August 2014 are its internal rules that will be in force when the Deeds of Issue are executed (ii) the internal rules of the Company’s supervisory board and its committees (conditionally) adopted by the Company’s supervisory board on 28 August 2014 are its internal rules that will be in force when the Deeds of Issue are executed, (iii) the Articles of Association are the articles of association of the Company currently in force and (iv) the Deed of Conversion will be executed before the Offer Shares or any Option Shares are issued. The Extract supports item (iii) of this assumption, although it should be noted that the Extract relates to a date prior to the date of this opinion letter and may therefore contain outdated information;

d.

the Company has not, and upon the execution of any of the Deeds of Issue, will not have (i) been dissolved (ontbonden), (ii) ceased to exist pursuant to a merger (fusie) or a division (splitsing), (iii) been converted (omgezet) into another legal form, either national or foreign (other than pursuant to the Deed of Conversion), (iv) had its assets placed under administration (onder bewind gesteld), (v) been declared bankrupt (failliet verklaard) or granted a suspension of payments (surseance van betaling verleend) or (vi) been made subject to similar proceedings in any jurisdiction or otherwise been limited in its power to dispose of its assets; we have not been able to make inquiries on the date of this opinion letter with the online central insolvency register (Centraal Insolventie Register) or the online EU Insolvency Register (Centraal Insolventie Register-EU Registraties) held by the Council for the Administration of Justice (Raad voor de Rechtspraak), or with the bankruptcy clerk’s office of the relevant court whether their respective records support this assumption;

e.	the resolutions recorded in the Written Resolutions and the Minutes will be in full force and effect upon the issue of the Offer Shares and any issue of Option Shares, and the factual statements made and the confirmations given in the Written Resolutions and the Minutes are, and will be, complete and correct and correctly reflect the resolutions reflected therein, all as at the date hereof and upon the issue of the Offer Shares and any issue of Option Shares;

f.	(i) the Offer Shares will be issued pursuant to the Deed of Issue of Offer Shares, (ii) the Option Shares will be issued pursuant to the Deed of Issue of Option Shares pursuant to a valid exercise of the Option, (iii) all parties to the Deeds of Issue, other than the Company, will have the corporate power to execute such deeds, (iv) all parties to the Deeds of Issue, other than the Company, will take all corporate action required to execute such deeds and to issue the Offer Shares and the Option Shares, as the case may be, and (v) all parties to the Deeds of Issue will be validly represented by the persons signing the Deeds of Issue on their behalf; and

g.	none of the opinions stated in this opinion letter will be affected by any foreign law.

Based upon and subject to the foregoing and subject to the qualifications set forth in this opinion letter and to any matters, documents or events not disclosed to us, we express the following opinions:

1.	The Company has been duly incorporated and is validly existing as a besloten vennootschap met beperkte aansprakelijkheid.

2.	The Offer Shares, when issued pursuant to the Deed of Issue of Offer Shares validly signed on behalf of all parties thereto and paid for in accordance with the Underwriting Agreement and the Deed of Issue of Offer Shares, will be validly issued, fully paid and non-assessable.

3.	The Option Shares, when issued pursuant to the Deed of Issue of Option Shares validly signed on behalf of all parties thereto and paid for in accordance with the Underwriting Agreement and the Deed of Issue of Option Shares, will be validly issued, fully paid and non-assessable.

The opinions expressed above are subject to the following qualifications:

A.	The information contained in the Extract does not constitute conclusive evidence of the facts reflected in it; additionally, the Extract relates to a date prior to the date of this opinion letter and the information contained therein may therefore be outdated.

B.	Pursuant to Article 2:7 of the Dutch Civil Code, any transaction entered into by a legal entity may be nullified by the legal entity itself or its liquidator in bankruptcy proceedings (curator) if the objects of that entity were transgressed by the transaction and the other party to the transaction knew or should have known this without independent investigation (wist of zonder eigen onderzoek moest weten). The Netherlands Supreme Court (Hoge Raad der Nederlanden) has ruled that in determining whether the objects of a legal entity are transgressed, not only the description of the objects in that legal entity’s articles of association (statuten) is decisive, but all (relevant) circumstances must be taken into account, in particular whether the interests of the legal entity were served by the transaction. Based on the objects clauses contained in the Articles of Association and in the Deed of Conversion, we have no reason to believe that by entering into the Deeds of Issue the Company would transgress the description of the objects contained in such objects clauses. However, we cannot assess whether there are other relevant circumstances that must be taken into account, in particular whether the interests of the Company are served by entering into the Deeds of Issue since this is a matter of fact.

C.

Pursuant to Article 2:98c of the Dutch Civil Code, a naamloze vennootschap may grant loans (leningen verstrekken) only in accordance with the restrictions set out in Article 2:98c of the Dutch Civil Code, and may not provide security (zekerheid stellen), give a price guarantee

(koersgarantie geven) or otherwise bind itself, whether jointly and severally or otherwise with or for third parties (zich op andere wijze sterk maken of zich hoofdelijk of anderszins naast of voor anderen verbinden) with a view to (met het oog op) the subscription or acquisition by third parties of shares in its share capital or depository receipts. This prohibition also applies to its subsidiaries (dochtervennootschappen). It is generally assumed that a transaction entered into in violation of Article 2:98c of the Dutch Civil Code is null and void (nietig).

D.	The opinions expressed in this opinion letter may be limited or affected by:

a.	any applicable bankruptcy, insolvency, reorganisation, moratorium or other similar laws or procedures now or hereinafter in effect, relating to or affecting the enforcement or protection of creditors’ rights generally;

b.	the provisions of fraudulent preference and fraudulent conveyance (Actio Pauliana) and similar rights available in other jurisdictions to liquidators in bankruptcy proceedings or creditors;

c.	claims based on tort (onrechtmatige daad); and

d.	sanctions and measures implemented or effective in the Netherlands under the Sanctions Act 1977 (Sanctiewet 1977), or European Union regulations.

E.	As used in the opinions expressed in paragraphs 2 and 3 of this opinion letter, the term “non-assessable” - which term has no equivalent in Dutch - means that a holder of a share will not by reason of merely being such a holder, be subject to assessment or calls by the Company or its creditors for further payment on such share.

F.	This opinion letter does not purport to express any opinion or view on the operational rules and procedures of any clearing or settlement system or agency.

We consent to the filing of this opinion letter as an exhibit to the Additional Registration Statement and also consent to the reference to NautaDutilh N.V. in the Original Registration Statement under the caption “Legal Matters”.

Sincerely yours,

/s/ NautaDutilh N.V.

NautaDutilh N.V.